NEWS RELEASE
TSX: ELD NYSE: EGO	September 13, 2017

Eldorado Gold Announces Greece Update

Vancouver, BC - Eldorado Gold Corporation ("Eldorado" or the "Company") confirms that it has today received the Olympias Operating Permit and the modified Electromechanical Installation Permit for the tailings management facility at Kokkinolakkas from the Ministry of Energy and Environment. The Olympias Operating Permit is valid for a period of three years from the date of issue.

At this time, remaining outstanding is:

•	approval of the Technical Study for the Old Olympias Mine closure and the installation permit for the paste plant at Olympias; and
•	the amended Electromechanical Installation permit for the Skouries flotation plant,

as well as other matters including, but not limited to, the relocation of antiquities at the Skouries site.

The Company is also awaiting additional detail from the Greek Government regarding the pending arbitration process, which the government has publicly indicated that formal notification will be issued on 15 September, 2017. Eldorado is confident that any potential arbitration will again demonstrate the Company’s adherence to all applicable laws and regulations.

Upon approval and receipt of all the required permits, clarity around the arbitration process and a supportive government open to discussions surrounding the use and implementation of best available technologies, the Company will then be in a position to re-assess its investment options in Greece.

George Burns, President and CEO for Eldorado Gold said: “This is a positive step forward; however, we are still waiting on other permits. Open dialogue with the Government would be the Company’s preference rather than legal recourse and arbitration but we are confident that any potential arbitration will again demonstrate Eldorado’s adherence to all applicable laws and regulations and its commitment to developing its Greek assets safely, responsibly and with utmost care for the environment.”

About Eldorado Gold

Eldorado is a leading intermediate gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil. The Company’s success to date is based on a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to the Company’s Greece Update, including statements or information with respect to: our guidance and outlook, including expected production, projected cash cost, planned capital and exploration expenditures for 2017; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, and related timelines.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other metal price volatility; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory environment and restrictions, including environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; risks related to impact of the sale of our Chinese assets and the acquisition of Integra on the Company’s operations; risks related to impact of the integration of Integra; additional funding requirements; currency fluctuations; litigation risks; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the full annual financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Contacts

Investor Relations

Krista Muhr, Vice President Investor Relations & Corporate Communications

604.601.6701 or 1.888.363.8166 kristam@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.616.2296 louiseb@eldoradogold.com